                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 14, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                         Form 40-F
              -------                                -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

         Yes   X                           No
            -------                            -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT



Merant PLC
14 January 2002

MERANT plc
Purchase of own shares

MERANT announces that on 11 January 2002 it purchased for cancellation 125,000 ordinary shares of 2p each at a price of 112p, and 5,000,000 ordinary shares of 2p each at a price of 113p and an additional 300,000 ordinary shares of 2p each at a price of 115p per share. This brings the day total purchases for 11 January 2002 to 5,425,000 ordinary shares of 2p each at an average sale price of 113.088p per share.

Since MERANT started to buy back its ordinary shares on 13 December 2001 it has repurchased for cancellation a total of 10,407,919 ordinary shares.



END


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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 14, 2002              By: /s/ Leo Millstein
                              --------------------------------------
                                     Leo Millstein
                                               Vice President & General Counsel


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